NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE Arca hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 05, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 22, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Pacific Global ETF Trust and Pacer Funds Trust became effective after the close on October 22, 2021. Existing shareholders of Pacific Global Senior Loan ETF became shareholders of Pacer Pacific Asset Floating Rate High Income ETF, and, immediately after the Reorganization, each shareholder held shares of the Pacer Pacific Asset Floating Rate High Income ETF with a value equal to the aggregate net asset value of the Pacific Global Senior Loan ETF shares that the shareholder held prior to the Reorganization. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 25, 2021.